Press Release SR #07-05

December 12, 2005

PRIVATE PLACEMENT FINANCING

Sutcliffe Resources Ltd. (the “Company”) announces a Flow-through and non Flow-through private placement in an aggregate amount up to $1,400,000. The Flow-through portion will consist of up to 3,000,000 flow-through common shares at $0.40 per share and the non Flow-through portion will consist of up to 500,000 units at $0.40 per unit. Each unit will consist of one common share and one share purchase warrant. Each share purchase warrant will entitle the warrant holder to purchase an additional share at $0.60 per share for a period of two years from closing.

The funds raised will be used for exploration on the Company’s Harrison Lake and Beale Lake projects and for working capital purposes.

Finders fees will be paid, where applicable, commensurate with TSX Venture Exchange policies.

On behalf of the Board of Directors

“Laurence Stephenson”

Laurence Stephenson,
President

420-625 Howe Street, Vancouver, British Columbia CANADA V6C 2T6
Tel.: 604.608.0223    •    Fax: 604.608.0344    •    North America Toll-free: 1.877.233.2244